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                            April 27, 2021

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corporation
       100 Park Avenue
       New York, New York 10017

                                                        Re: Golden Path
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 16,
2021
                                                            File No. 333-255297

       Dear Mr. Cheng:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed April 16, 2021

       The Offering
       Accounting Classification of Warrants, page 9

   1. We note your disclosure in several places throughout the filing that you may be required to account for the
public and private warrants as liabilities in accordance with the guidance in ASC 815-40.
We also note your disclosure on page 66 where you discuss the
                                                           Staff Statement on
Accounting and Reporting Considerations for Warrants issued by
                                                        Special Purpose
Acquisition Companies (   SPACs   ).    In light of the fact that your filed
                                                        warrant agreement,
exhibit 4.5, stipulates the terms applicable to the public and private warrants, please
provide us with your accounting analysis for the warrants. As part of your analysis, address
whether there are any terms or provisions in the warrant agreement that provide for
potential changes to the settlement amounts that are dependent upon the
 Shaosen Cheng
Golden Path Acquisition Corporation
April 27, 2021
Page 2
      characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameShaosen Cheng
                                                            Division of
Corporation Finance
Comapany NameGolden Path Acquisition Corporation
                                                            Office of Real
Estate & Construction
April 27, 2021 Page 2
cc:       Brian Daughney, Esq.
FirstName LastName